Exhibit 10-5

                         RAVEN MOON INTERNATIONAL, INC.
                                LICENSE AGREEMENT



THIS AGREEMENT entered into this 26th day of September, 2001, is by and between Raven Moon Entertainment, Inc., 120 International Parkway, Suite 220, Heathrow, Florida 32746 ("Licensor") and Raven Moon Home Video Products, LLC ("Licensee").

WHEREAS, the Licensor is the owner of all rights, title and interest in the identifying marks of Gina D's Kids Club and The Knight Lights (collectively referred to as "Licensed Marks"); and

WHEREAS, the Licensee desires an exclusive and limited license to produce and distribute the Licensed Marks specifically in connection with "Gina D's Kids Club Video," "Gina D's Kids Club Video Vol. 2 with More Messages From God" and "The Knight Lights" (hereinafter collectively "Videos").

NOW THEREFORE, in consideration of the mutual promises, covenants and conditions herein contained, it is hereby agreed as follows:

1.   Grant of Limited License

     The Licensor grants to the Licensee a one-time, limited license to produce and distribute the Videos.

2.   Costs

     Licensee shall bear all costs associated with the production, distribution and sale of the Videos.

3.   Payment

     The Licensee shall pay to the Licensor all net profits after costs.

4.   Indemnification

     The Licensee hereby agrees to refund, indemnify and hold the Licensor and/or any of its related entities harmless against any and all claims, demands, causes of action and judgments arising out of the Licensee's production, manufacture, distribution and sale of the Videos. With respect to the foregoing indemnity, the Licensee agrees to defend and hold the Licensor harmless at no cost or expense to the Licensor whatsoever including, but not limited to, attorney's fees and court costs.

5.   Relation of the Parties

     This agreement does not create a partnership or joint venture between the parties and the Licensee shall have no power to obligate or bind the Licensor in any manner whatsoever.

6.   Integration

     This Agreement represents the entire understanding between the parties hereto with respect to the subject matter hereof and this Agreement supercedes all previous representations, understandings and agreements, oral or written between the parties with respect to the subject matter hereof and cannot be modified except by a written instrument agreed by the parties hereto.

7.   Termination

     This grant of a limited license covers the period of production and distribution and sale of Videos from September 26, 2001 to September 26, 2006. If Licensee desires to produce and distribute additional Videos,

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     Licensee must obtain a new license from Licensor. If Licensor determines that continuation of the license is no longer in its best interest, Licensor may terminate the license by giving the Licensee 60 days notice in writing.

7.   Governing Law/Jurisdiction

     The law of the State of Florida shall govern this agreement.



By their execution below, the parties hereto have agreed to all of the terms and conditions of this Agreement.

RAVEN MOON                                  RAVEN MOON HOME VIDEO
ENTERTAINMENT, INC.                         VIDEO PRODUCTS, LLC

By:  /s/  Joey DiFrancesco                  By:  /s/  Joey DiFrancesco
   -------------------------------             --------------------------------
          Joey DiFrancesco                            Joey DiFrancesco
          President                                   President, Raven Moon
                                                      Entertainment, Inc.
                                                      Manager

Date   September 26, 2001                   Date   September 26, 2001
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